 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Mann, Bruce E. (Last) (First) (Middle) c/o SeaChange International 124 Acton Street (Street) Maynard, MA 01754 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SeaChange International, Inc. SEAC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/13/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President, Network Storage Engineering
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	01/13/2003		A		21,000	A	$6.57	335,350	D
Common Stock								9,842	I	by Daughter (1)
Common Stock								9,841	I	by Son (2)
Common Stock								9,841	I	by Son II (3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$5.50000							(4)	01/23/08	Common Stock	6,000		$6,000	D
Incentive Stock Option (right to buy)	$7.17000							(9)	04/26/09	Common Stock	7,500		$7,500	D
Incentive Stock Option (right to buy)	$12.83000							(5)	04/24/07	Common Stock	2,000		$2,000	D
Incentive Stock Option (right to buy)	$19.17000							(6)	01/24/07	Common Stock	6,000		$6,000	D
Incentive Stock Option (right to buy)	$23.31250							(10)	11/30/10	Common Stock	60,000		$60,000	D
Incentive Stock Option (right to buy)	$26.75000							(7)	05/24/10	Common Stock	10,332		$10,332	D
Incentive Stock Option (right to buy)	$34.00000							(8)	04/14/10	Common Stock	7,668		$7,668	D
Incentive Stock Option (right to buy)	$6.05000							(14)	11/04/12	Common Stock	4,500		$4,500	D
Non-Qualified Stock Option (right to buy)	$6.20000							(13)	08/05/12	Common Stock	4,500		$4,500	D
Non-Qualified Stock Option (right to buy)	$13.24000							(12)	05/24/12	Common Stock	4,500		$4,500	D
Non-Qualified Stock Option (right to buy)	$13.76000							(11)	04/04/12	Common Stock	9,000		$9,000	D
Non-Qualified Stock Option (right to buy)	$6.050000	11/4/02		A		42,000		(15)	11/04/12	Common Stock	42,000		$42,000	D
Explanation of Responses:

(1) These shares are owned by Mr. Mann's daughter, Emily. Mr. Mann disclaims beneficial ownership of these shares.
(2) These shares are owned by Benjamin Mann, Mr. Mann's son. Mr. Mann disclaims beneficial ownership of these shares.
(3) These shares are owned by Jonathan Mann, Mr. Mann's son. Mr. Mann disclaims beneficial ownership of these shares.
(4) 20% (1,200 shares) vest at the end of the first year (1/23/99) and 5% (300 shares) per quarter thereafter.
(5) 20% (399 shares) vest at the end of the first year (4/24/98) and 5% (99 shares) per quarter thereafter.
(6) 20% (1,200 shares) vest at the end of the first year (1/24/98) and 5% (300 shares) per quarter thereafter.
(7) 20% (2,066 shares) vest at the end of the first year (1/1/01) and 5% (516 shares) per quarter thereafter.
(8) 20% (1,533 shares) vest at the end of the first year (1/1/01) and 5% (383 shares) per quarter thereafter.
(9) 20% (1,500 shares) vest at the end of the first year (4/26/00) and 5% (375 shares) per quarter thereafter.
(10) 20% (12,000 shares) vest at the end of the first year (11/30/01) and 5% (3,000 shares) per quarter thereafter.
(11) 25% (2,250 shares) vest at the end of the first year (4/4/03) and 6.25% (562 shares) per quarter thereafter.
(12) 25% (1,125 shares) vest at the end of the first year (5/24/03) and 6.25% (281 shares) per quarter thereafter.
(13) 25% (1,125 shares) vest at the end of the first year (8/5/03) and 6.25% (281 shares) per quarter thereafter.
(14) 25% (1,125 shares) vest at the end of the first year (11/4/03) and 6.25% (281 shares) per quarter thereafter.
(15) 25% (10,500 shares) vest at the end of the first year (11/4/03) and 6.25% (2,625 shares) per quarter thereafter.

By:	Date:
/s/ William L. Fiedler, Attorney-in-Fact	01/15/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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